UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3 TO
SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

NAVISTAR INTERNATIONAL CORPORATION
(Name of Subject Company (issuer))

NAVISTAR INTERNATIONAL CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

63934EAG3 (Registered)
2.50% Senior Convertible Notes due 2007	63934EAF5 (Restricted)
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Copies to:

Robert J. Perna	Dennis M. Myers, P.C.
Corporate Secretary	Kirkland & Ellis, LLP
Navistar International Corporation	200 East Randolph Drive
4201 Winfield Road	Chicago, Illinois 60601
P.O. Box 1488	(312) 861-2000
Warrenville, Illinois 60555
(630) 753-5000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$190,000,000	$20,330

*                    Calculated solely for purposes of determining the filing fee.  The purchase price of the 2.50% Senior Convertible Notes due 2007, as described herein, is $1,000.00 per $1,000 principal amount outstanding.

**             The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.

☒             Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,330	Filing party:	Navistar International Corporation

Form or Registration No.:	SC TO-I	Date Filed:	June 27, 2006

☐               Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1	☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.	☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☒

This Amendment No. 3 (the “Amendment”) to Tender Offer Statement on Schedule TO (the “Schedule TO”) is being filed by Navistar International Corporation (the “Company”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer (as amended or supplemented, the “Tender Offer”) to purchase for cash any and all outstanding 2.50% Senior Convertible Notes due 2007 (the “2.50% Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated June 27, 2006, as amended by Amendment No. 1 to the Schedule TO dated July 26, 2006, by Amendment No. 2 to the Schedule TO dated August 3, 2006, and by this Amendment (the “Offer to Purchase”), and in the related Consent and Letter of Transmittal, which are Exhibits (a)(1) and Exhibit (a)(2) to the Schedule TO, respectively.  Capitalized terms used by not defined in this Amendment shall have the meanings assigned to them in the Offer to Purchase.  Except as set forth in this Amendment, the terms of the Tender Offer remain the same as set forth in the Offer to Purchase.

Items 1, 2, 4(a)(1), 5, 6, 7, 8 and 11.

Items 1, 2, 4(a)(1), 5, 6, 7, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following:

On August 9, 2006, the Company reported the results of the Company’s tender offer for any and all of its outstanding 2.50% Notes pursuant to the Company’s previously announced Tender Offer for the 2.50% Notes.  The press release issued by the Company on August 9, 2006 reporting the results of the Tender Offer is attached hereto as Exhibit (a)(10) and incorporated herein by reference.

The last bulleted item in the second paragraph of the section entitled “Available Information and Incorporation of Documents by Reference’’ on page 31 of the Offer to Purchase is hereby amended by deleting such bulleted item in its entirety and replacing it with the following:

•                  Navistar’s Current Reports on Form 8-K filed with the SEC on February 23, 2005, February 28, 2005, March 2, 2005, March 10, 2005, March 14, 2005, March 17, 2005, March 23, 2005, March 31, 2005, April 12, 2005, April 14, 2005, April 22, 2005, April 25, 2005, May 4, 2005, June 9, 2005, June 15, 2005, July 6, 2005, August 9, 2005, August 22, 2005, September 7, 2005, September 9, 2005, October 4, 2005, October 21, 2005, November 8, 2005, December 12, 2005, December 16, 2005, January 17, 2006, February 3, 2006, February 9, 2006, February 16, 2006, February 21, 2006, February 24, 2006, March 2, 2006, March 3, 2006, March 8, 2006, March 24, 2006, April 6, 2006, April 12, 2006, April 28, 2006, May 5, 2006, May 10, 2006, May 17, 2006, May 19, 2006, June 1, 2006, June 5, 2006, June 7, 2006, June 27, 2006, June 29, 2006, August 3, 2006 and August 9, 2006.

Item 12.          Exhibits.

Item 12(a) of the Schedule TO is hereby amended and supplemented by adding the following language thereto:

(10) Press Release issued by the Company on August 9, 2006.

2

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2006

NAVISTAR INTERNATIONAL CORPORATION

By:	/s/ Terry M. Endsley
Name:	Terry M. Endsley
Its:	Vice President and Treasurer

3